UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                           Scottish Re Group Limited
-------------------------------------------------------------------------------
                               (Name of Issuer)

                 Ordinary Shares, par value US$ .01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   G7885T104
-------------------------------------------------------------------------------
                                (CUSIP Number)

-------------------------------------------------------------------------------
                               Jeffrey P. Hughes
                      Cypress Associates II (Cayman) L.P.
                         c/o The Cypress Group L.L.C.
                         65 East 55th St., 28th Floor
                           New York, New York 10022
                                (212) 705-0150

                                with copies to:

                              Lee Meyerson, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-3675
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 26, 2006
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP No. G7885T104                    13D                   Page  2 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO.

     CMBP II (Cayman) Ltd.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    9,330,510*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,330,510*

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,330,510*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.41%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO

________________________________________________________________________________
    *The Reporting Person disclaims admission of such beneficial ownership as described under Item 5.

CUSIP No. G7885T104                    13D                   Page  3 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO.

     Cypress Associates II (Cayman) L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    9,330,510*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,330,510*

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,330,510*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.41%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

________________________________________________________________________________
    *The Reporting Person disclaims admission of such beneficial ownership as described under Item 5.

CUSIP No. G7885T104                    13D                   Page  4 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO.

     Cypress Merchant B Partners II (Cayman) L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         8,850,208

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         8,850,208

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,850,208

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.62%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

________________________________________________________________________________

CUSIP No. G7885T104                    13D                   Page  5 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO.

     Cypress Merchant B II-A C.V.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         376,236

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         376,236

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     376,236

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.62%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

________________________________________________________________________________

CUSIP No. G7885T104                    13D                   Page  6 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO.

     Cypress Side-by-Side (Cayman) L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         18,661

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         18,661

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,661

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.03%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

________________________________________________________________________________

CUSIP No. G7885T104                    13D                   Page  7 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO.

     55th Street Partners II (Cayman) L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         85,405

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         85,405

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     85,405

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.14%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

________________________________________________________________________________

                                       13D                   Page  8 of 11 Pages


Item 1.  Security and Issuer

          This Amendment No. 2 amends and supplements the statement on
Schedule 13D filed on January 7, 2005 as amended by Amendment No. 1 filed on May 11, 2005 (as amended, referred to as the "Schedule") filed jointly by CMBP II (Cayman) Ltd., a Cayman Islands exempted company, Cypress Associates II (Cayman) L.P., a Cayman Islands exempted limited partnership, Cypress Merchant B Partners II (Cayman) L.P. ("CMBP II L.P."), a Cayman Islands exempted limited partnership, Cypress Merchant B II-A C.V. (formerly known as Cypress Merchant Banking II-A C.V.), a Netherlands limited partnership ("CMB II C.V."), Cypress Side-by-Side (Cayman) L.P., a Cayman Islands exempted limited partnership ("Side-by-Side"), and 55th Street Partners II (Cayman) L.P., a Cayman Islands exempted limited partnership ("55th Street"), with respect to ordinary shares, par value US$ 0.01 per share (the "Ordinary Shares"), of Scottish Re Group Limited, a Cayman Islands exempted company ("Scottish Re"). Unless otherwise indicated herein, capitalized items used herein have the same meanings ascribed to them in the Schedule. Except as otherwise expressly indicated herein, the information contained in the Schedule remains in effect.

Item 5. Interest in Securities of the Issuer

         Item 5 is hereby amended and supplemented as follows:

         The disclosure contained herein assumes, that there were 60,554,104 Scottish Re ordinary shares, par value $0.01, outstanding as of November 6, 2006, as disclosed in the Scottish Re Quarterly Report on Form 10-Q for quarter ended September 30, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 is hereby supplemented as follows:

          On November 26, 2006, Scottish Re, MassMutual Capital Partners LLC, a Delaware limited liability company ("MassMutual"), SRGL Acquisition, LLC, a Delaware limited liability company ("Cerberus" and together with MassMutual, "Investors") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which Scottish Re agreed to issue to each of the Investors 500,000 7 1/4% convertible cumulative participating preferred shares of Scottish Re, par value $.01 per share and liquidation preference of $600 per share (the "Convertible Shares"), which Convertible Shares shall be convertible into ordinary shares of Scottish Re, par value $.01 per share.

          In connection with the transactions contemplated by the Securities Purchase Agreement, on November 26, 2006, CMBP II L.P., CMB II C.V., Side-by-Side and 55th Street (collectively the "Shareholders"), the Investors and Scottish Re entered into a voting agreement (the "Voting Agreement") pursuant to which, among other things, the Shareholders agreed to vote in favor of, and granted, subject to receipt of applicable regulatory approvals, an irrevocable proxy to representatives of the Investors to vote in favor of, the transactions contemplated by the Securities Purchase Agreement at any meeting of the shareholders of Scottish Re.

          In addition, subject to the terms of the Voting Agreement, the Shareholders agreed not to solicit proposals from parties other than the Investors as an alternative to the transactions contemplated by the Securities Purchase Agreement. The Shareholders also agreed that, upon consummation of the transactions contemplated by the Securities Purchase Agreement, each of the Shareholders would waive the rights arising under, and would terminate, the Shareholders Agreement, dated October 17, 2004 to which the Shareholders and Scottish Re are party and to enter into at, and subject to, the closing of the transactions contemplated by the Securities Purchase Agreement, a Registration Rights Agreement and Shareholders Agreement with the Investors and Scottish Re in the form attached to the Voting Agreement.

                                       13D                   Page  9 of 11 Pages

          The Voting Agreement shall terminate on the earliest of (a) termination of the Securities Purchase Agreement, (b) the written agreement of the parties hereto to terminate the Voting Agreement or (c) the closing of the transactions contemplated by the Securities Purchase Agreement. This description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed herewith as Exhibit
7.01 and is incorporated by reference into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01  Voting Agreement

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       CMBP II (CAYMAN) LTD.


                                       By:  /s/ JEFFREY P. HUGHES
                                            -----------------------------------
                                            Name:   Jeffrey P. Hughes
                                            Title:  Director


                                       CYPRESS ASSOCIATES II (CAYMAN) L.P.

                                       By:  CMBP II (Cayman) Ltd., its general
                                            partner


                                            By:  /s/ JEFFREY P. HUGHES
                                                 ------------------------------
                                                 Name:   Jeffrey P. Hughes
                                                 Title:  Director


                                       CYPRESS MERCHANT B PARTNERS II (CAYMAN)
                                         L.P.

                                       By:  Cypress Associates II (Cayman) L.P.,
                                            its general partner

                                            By:  CMBP II (Cayman) Ltd., its
                                                 general partner


                                                 By:  /s/ JEFFREY P. HUGHES
                                                      -------------------------
                                                      Name:   Jeffrey P. Hughes
                                                      Title:  Director


                                       CYPRESS MERCHANT B II-A C.V.

                                       By:  Cypress Associates II (Cayman) L.P.,
                                            its managing general partner

                                            By:  CMBP II (Cayman) Ltd., its
                                                 general partner


                                                 By:  /s/ JEFFREY P. HUGHES
                                                      -------------------------
                                                      Name:   Jeffrey P. Hughes
                                                      Title:  Director

                                       13D                   Page 11 of 11 Pages


                                       CYPRESS SIDE-BY-SIDE CAYMAN L.P.

                                       By:  Cypress Associates II (Cayman) L.P.,
                                            its general partner

                                            By:  CMBP II (Cayman) Ltd., its
                                                 general partner


                                                 By:  /s/ JEFFREY P. HUGHES
                                                      -------------------------
                                                      Name:   Jeffrey P. Hughes
                                                      Title:  Director


                                       55TH STREET PARTNERS II (CAYMAN) L.P.

                                       By:  Cypress Associates II (Cayman) L.P.,
                                            its general partner

                                            By:  CMBP II (Cayman) Ltd., its
                                                 general partner


                                                 By:  /s/ JEFFREY P. HUGHES
                                                      -------------------------
                                                      Name:   Jeffrey P. Hughes
                                                      Title:  Director


Dated:  November 27, 2006